Exhibit 99.1

UXIN LIMITED

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND SEPTEMBER 30, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31,	September 30,
	2021	2021
	RMB	RMB	US$
			(Note 2.7)
ASSETS

Current assets:
Cash and cash equivalents	192,605	216,782	33,644
Restricted cash	41,114	13,847	2,149
Accounts receivable, net	2,446	3,317	515
Amounts due from related parties, net of provision for credit losses of RMB6,456 as of March 31, 2021	129,383	—	—
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB1,182,609 and RMB733,169 as of March 31, 2021 and September 30, 2021, respectively	179,947	130,347	20,230
Other receivables, net of provision for credit losses of RMB20,980 and RMB25,037 as of March 31, 2021 and September 30, 2021, respectively	110,025	189,735	29,446
Inventory, net	69,587	291,773	45,282
Prepaid expenses and other current assets	107,836	95,665	14,847

Total current assets	832,943	941,466	146,113

Non-current assets:
Property, equipment and software, net	29,306	27,186	4,219
Intangible assets, net	27	7	1
Long-term investments	288,428	288,702	44,806
Other non-current assets	36,000	30,000	4,656
Right-of-use assets, net	46,829	39,388	6,113

Total non-current assets	400,590	385,283	59,795

Total assets	1,233,533	1,326,749	205,908
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB65,476 and RMB63,331 as of March 31, 2021 and September 30, 2021, respectively)

Current portion of long-term borrowings	79,560	27,063	4,200
Accounts payable	101,205	95,047	14,751
Guarantee liabilities	2,441	566	88
Other payables and other current liabilities	788,303	552,230	85,705
Deferred revenue	23,296	19,989	3,102
Amounts due to related parties	69,434	—	—
Operating lease liabilities, current	11,657	17,894	2,777
Consideration payment to WeBank, current	71,309	53,357	8,281
Warrant liabilities	—	1,815,265	281,725
Forward contract liabilities	—	547,985	85,046

Total current liabilities	1,147,205	3,129,396	485,675
Non-current liabilities
Long-term borrowings	233,000	233,000	36,161
Convertible notes, non-current	1,614,040	—	—
Operating lease liabilities, non-current	34,365	12,362	1,919
Consideration payment to WeBank, non-current	200,778	141,195	21,913
Other non-current liabilities	—	1,043,508	161,949

Total non-current liabilities	2,082,183	1,430,065	221,942

Total liabilities	3,229,388	4,559,461	707,617

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND SEPTEMBER 30, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		March 31,	September 30,
		2021	2021
		RMB	RMB	US$
				(Note 2.7)
Contingencies and commitments	24

Mezzanine equity

Senior convertible preferred shares (US$0.0001 par value, nil and 1,000,000,000 shares authorized as of March 31, 2021 and September 30, 2021, respectively; nil and 291,290,416 shares issued and outstanding as of March 31, 2021 and September 30, 2021, respectively)		—	—	—

Total Mezzanine equity		—	—	—

Shareholders’ deficit
Ordinary shares (US$0.0001 par value, 10,000,000,000 and 9,000,000,000 shares authorized as of March 31, 2021 and September 30, 2021, respectively; 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2021; 1,145,427,125 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of September 30, 2021)		733	781	121
Additional paid-in capital		13,695,877	14,228,359	2,208,207
Accumulated other comprehensive income		217,747	232,146	36,028
Accumulated deficit		(15,910,049)	(17,693,835)	(2,746,040)

Total UXIN LIMITED shareholders’ deficit		(1,995,692)	(3,232,549)	(501,684)
Non-controlling interests		(163)	(163)	(25)
Total shareholders’ deficit		(1,995,855)	(3,232,712)	(501,709)

Total liabilities, mezzanine equity and shareholders’ deficit		1,233,533	1,326,749	205,908

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2020	2021
	RMB	RMB	US$
			(Note 2.7)
Revenues:
Retail vehicle sales	36,108	228,043	35,392
Wholesale vehicle sales	—	377,881	58,646
Commission revenue	41,803	—	—
Value-added service revenue	35,102	—	—
Others (including RMB6,707 and RMB176 from related party during the six months ended September 30, 2020 and 2021, respectively)	25,580	17,807	2,764
Total revenues	138,593	623,731	96,802

Cost of revenues	(173,396)	(597,968)	(92,803)
Gross (loss)/ profit	(34,803)	25,763	3,999

Operating expenses:
Sales and marketing	(191,276)	(86,304)	(13,394)
Research and development	(41,873)	(16,493)	(2,560)
General and administrative	(142,749)	(73,230)	(11,365)
(Provision for)/reversal of credit losses, net	(94,056)	6,782	1,053
Total operating expenses	(469,954)	(169,245)	(26,266)

Other operating income, net	213,796	46,872	7,274

Loss from continuing operations	(290,961)	(96,610)	(14,993)

Interest income	43,840	3,212	498
Interest expenses	(52,885)	(28,110)	(4,363)
Other income	4,999	3,509	545
Other expenses	(5,765)	(5,890)	(914)
Foreign exchange gains/(losses)	74	(5,222)	(810)
Inducement charge	(121,056)	—	—
Fair value impact of the issuance of senior convertible preferred shares	—	(1,654,949)	(256,844)
Loss from continuing operations before income tax expense	(421,754)	(1,784,060)	(276,881)
Income tax expense	(32)	—	—
Equity in income of affiliates, net of tax	10,482	274	43
Net loss from continuing operations, net of tax	(411,304)	(1,783,786)	(276,838)

Less: net loss attributable to non-controlling interests shareholders	(7)	—	—
Net loss from continuing operations, attributable to UXIN LIMITED’s ordinary shareholders	(411,297)	(1,783,786)	(276,838)

Discontinued operations
Net income from discontinued operations before income tax	295,744	—	—
Net income from discontinued operations	295,744	—	—
Net income from discontinued operations attributable to UXIN LIMITED’s ordinary shareholders	295,744	—	—
Net loss	(115,560)	(1,783,786)	(276,838)
Less: net loss attributable to non-controlling interests shareholders	(7)	—	—
Net loss attributable to UXIN LIMITED's ordinary shareholders	(115,553)	(1,783,786)	(276,838)

Net loss	(115,560)	(1,783,786)	(276,838)
Other comprehensive income
Foreign currency translation, net of tax nil	64,782	14,399	2,235

Total comprehensive loss	(50,778)	(1,769,387)	(274,603)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(7)	—	—
Total comprehensive loss attributable to UXIN LIMITED’s ordinary shareholders	(50,771)	(1,769,387)	(274,603)
Net loss from continuing operations, attributable to ordinary shareholders	(411,297)	(1,783,786)	(276,838)
Net income from discontinued operations, attributable to ordinary shareholders	295,744	—	—
Net loss attributable to UXIN LIMITED’s ordinary shareholders	(115,553)	(1,783,786)	(276,838)
Weighted average shares outstanding – basic	997,541,095	1,177,159,051	1,177,159,051
Weighted average shares outstanding – diluted	1,225,268,425	1,367,056,109	1,367,056,109

Net (loss)/ income per share for ordinary shareholders, basic
Continuing operations	(0.41)	(1.52)	(0.24)
Discontinued operations	0.30	—	—

Net (loss)/ income per share for ordinary shareholders, diluted
Continuing operations	(0.41)	(1.91)	(0.30)
Discontinued operations	0.27	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	equity/(deficit)	interest	equity/(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2020	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)
Foreign currency translation adjustments	—	—	—	64,782	—	64,782	—	64,782
Net loss	—	—	—	—	(115,553)	(115,553)	(7)	(115,560)
Share-based compensation	—	—	(20,330)	—	—	(20,330)	—	(20,330)
Issuance of ordinary shares due to exercise of the share options	2,028,907	1	994	—	—	995	—	995
Conversion of convertible notes	136,279,973	93	506,659	—	—	506,752	—	506,752
Balance as of September 30, 2020	1,025,976,337	675	13,524,312	171,546	(15,604,380)	(1,907,847)	(161)	(1,908,008)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	equity/(deficit)	interest	equity/(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)
Foreign currency translation adjustments	—	—	—	14,399	—	14,399	—	14,399
Net loss	—	—	—	—	(1,783,786)	(1,783,786)	—	(1,783,786)
Issuance of ordinary shares due to exercise of the share options	6,815,136	5	15,607	—	—	15,612	—	15,612
Share-based compensation	—	—	8,884	—	—	8,884	—	8,884
Debt restructuring gain from equity holders of the Company (Note 12)	—	—	61,018	—	—	61,018	—	61,018
Conversion of convertible notes (Note 12)	66,990,291	43	446,973	—	—	447,016	—	447,016
Balance as of September 30, 2021	1,186,236,986	781	14,228,359	232,146	(17,693,835)	(3,232,549)	(163)	(3,232,712)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2020	2021
	RMB	RMB	US$
			(Note 2.7)
Cash flows from operating activities:
Net loss (continuing and discontinued operations)	(115,560)	(1,783,786)	(276,838)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	(20,330)	8,884	1,379
Depreciation and amortization of property, equipment and software	28,787	8,096	1,256
Amortization of intangible assets	77	20	3
Amortization of right-of-use assets	5,798	5,569	864
Loss/ (gain) from disposal of property, equipment and software	4,805	(1,390)	(216)
Equity in income of affiliates	(10,482)	(274)	(43)
Provision for/ (reversal of) inventory	11,623	(258)	(40)
Goodwill impairment	9,541	—	—
Provision for/ (reversal of) credit losses	94,056	(6,782)	(1,053)
Impairment of net assets transferred	420,000	—	—
Guarantee income	(207,445)	(72)	(11)
Transaction gain from divestiture transactions, net	(721,211)	—	—
Discounting impact of consideration payment to WeBank	(39,335)	6,268	973
Inducement charge of convertible notes	121,056	—	—
Fair value impact of the issuance of senior convertible preferred shares (Note 12, 17)	—	1,654,949	256,844
Gains from waiver of operating payables	—	(49,141)	(7,627)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	28,278	20,300	3,151
Amounts due from related parties	21,108	3,817	592
Amounts due to related parties	37,736	—	—
Loan recognized as a result of payment under the guarantee	(13,550)	65,068	10,098
Advance to sellers	33,127	—	—
Financial lease receivables	8,333	10	2
Inventory	(33,485)	(223,155)	(34,633)
Payables, accruals and other liabilities	(204,286)	(208,635)	(32,380)
Deposit of interests from consumers and payable to financing partners	(17,904)	—	—
Deferred revenue	(7,336)	(3,307)	(513)
Consideration payment to WeBank	(274,631)	(46,547)	(7,224)

Net cash used in operating activities	(841,230)	(550,366)	(85,416)

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	5,092	1,636	254
Purchase of property, equipment and software	(358)	(4,995)	(775)
Proceeds from disposal of subsidiaries, net of cash disposed	100,000	—	—
Proceeds from disposal of 2B business	300,072	—	—

Net cash generated from/ (used in) investing activities	404,806	(3,359)	(521)

UXIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2020	2021
	RMB	RMB	US$
			(Note 2.7)
Cash flows from financing activities:
Repayment of borrowings	(94,999)	(52,497)	(8,147)
Repayment of convertible notes	—	(58,956)	(9,150)
Proceeds from exercise of options	995	15,612	2,423
Proceeds from the issuance of senior convertible preferred shares in conjunction with warrants	—	647,771	100,532

Net cash (used in)/ generated from financing activities	(94,004)	551,930	85,658

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,570)	(1,295)	(201)

Net decrease in cash, cash equivalents and restricted cash	(537,998)	(3,090)	(480)

Cash, cash equivalents and restricted cash at beginning of the period	797,435	233,719	36,273

Cash, cash equivalents and restricted cash at end of the period	259,437	230,629	35,793

	Six Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Supplemental disclosure of cash flow information
— Cash paid for income tax	33	7	1
— Cash paid for interest	11,152	4,810	747

Supplemental schedule of non-cash investing and financing activities
— Unreceived disposal consideration	174,433	87,432	13,569
— Unpaid repurchase consideration to monitory interest	8,319	—	—
— Issuance of forward contract	—	736,129	114,245
— Conversion of convertible notes into Class A ordinary shares	—	447,016	69,376

	Six Months Ended September 30,
	2020	2021
	RMB	RMB	US$

Cash and cash equivalents	219,318	216,782	33,644
Restricted cash	40,119	13,847	2,149
Total cash, cash equivalents and restricted cash	259,437	230,629	35,793

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”), its subsidiaries and variable interest entities (“VIEs”). The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Company was incorporated under the law of the Cayman Islands as the exempted limited liability company on December 8, 2011. The Company serves as an investment holding company and currently has no operations of its own.

In 2016, the Group spun off its 2B business through a transfer of the equity interest of Youxinpai (Beijing) Information Technology Co., Ltd.(“Youxinpai”), a subsidiary of the Company, to a series of shareholders, which represented the same offshore shareholders of the Company, i.e. same shareholders with their respective onshore and offshore entities. In 2017, the Company made its strategic decision for the existing shareholders of Youxinpai to transfer 100% equity interest in Youxinpai to the Company (referred to as “the Reorganization”).

On June 27, 2018, the Company completed its IPO on NASDAQ Global Select Market under the symbol “UXIN”. The Company offered 25,000,000 American Depositary Shares (“ADS”). Each ADS represents three ordinary share and was sold to the public at US$9.00 per ADS. Also, the Company entered into Convertible Note Purchase Agreements with CNCB (Hong Kong) Investment Limited (the “CNCB (Hong Kong)”) and Golden Fortune Company Limited (the “Golden Fortune”) concurrently with the closing of IPO. Net proceeds raised by the Company from the IPO and private placement in total amounted to approximately US$382.1 million (equivalent to RMB 2.6 billion) after deducting underwriting discounts commissions and other offering expenses.

The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”). In order to devote all resources towards developing and scaling up its online used car business and to relieve its future growth from additional guarantee obligations or credit risks, the Group made a series of strategic divestiture transactions (the “Divestiture Transactions”) that occurred during 2019 and subsequent period in 2020. Since September 2020, the Group has shifted to “inventory-owing” model where the Group builds-up and sells its own inventory of used vehicles. Prior to these Divestiture Transactions disclosed in below paragraphs, the Group was primarily engaged in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C).

Divestiture Transactions

On January 16, 2020, the Company entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business in exchange for a total cash consideration of RMB330 million. The cash consideration was further modified and revised to RMB295 million due to working capital adjustment. The transaction contemplated under the definitive agreements was closed in January 2020. Starting from January 31, 2020, the Company no longer retained power of control over salvage cars related business and accordingly deconsolidated related subsidiaries, mainly including Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd., Beijing Fengshun Lubao Automotive Auction Co., Ltd., Zhejiang Dongwang Internet Technology Co., Ltd. and their wholly-owned subsidiaries (“Salvage Car Related Subsidiaries”), from the Company’s unaudited interim condensed consolidated financial statements.

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business in exchange for a total gross consideration of US$105 million. The transaction contemplated under the definitive agreements was closed in April 2020.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Divestiture Transactions (continued)

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements, respectively, with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the three months ended December 31, 2019. The transaction contemplated under the definitive and supplemental agreements was closed on April 23, 2020.

After the Divestiture Transactions, the Group will primarily operate its cross-regional online used car transaction business (2C).

As of September 30, 2021, the Company’s principal subsidiaries and consolidated VIEs are as follows:

		Date of	Percentage of
	Place of	incorporation or	direct or	Principal
Subsidiaries	incorporation	acquisition	indirect	activities
Youxinpai (Beijing) Information Technology Co., Ltd.	Beijing	June 15, 2012	100%	Used car auction
Youhan (Shanghai) Information Technology Co., Ltd.	Shanghai	December 25, 2015	100%	Used car auction
Kai Feng Finance Lease (Hangzhou) Co., Ltd.	Hangzhou	March 25, 2013	100%	Loan facilitation
Yougu (Shanghai) Information Technology Co., Ltd.	Shanghai	March 13, 2015	100%	Online used car transaction service
Youxin (Shaanxi) Technology Information Co., Ltd.	Xi’an	April 27, 2018	100%	Online used car transaction service
Youxin (Ningbo) Information Technology Co., Ltd.	Ningbo	July 15, 2020	100%	Vehicle sales

		Date of	Percentage
	Place of	incorporation or	of direct	Principal
VIEs	incorporation	acquisition	or indirect	activities
Youxin Internet (Beijing) Information Technology Co., Ltd.	Beijing	August 11, 2011	99.99%	Auction platform
Youxin Yishouche (Beijing) Information Technology Co., Ltd.	Beijing	March 12, 2015	99.99%	Transaction service

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Liquidity

The Company incurred net losses from continuing operations of RMB411.3 million and RMB1,783.8 million for the six months ended September 30, 2020 and 2021. Accumulated deficit amounted to RMB15,910.0 million and RMB17,693.8 million as of March 31, 2021 and September 30, 2021, respectively. The COVID-19 pandemic continues to be uncertain, however, in response to the current economic situation in China, the Company has taken actions to improve its liquidity and cash position.

On June 14, 2021, the Company entered into shares subscription agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest a total of up to US$315 million. The first tranche of this financing transaction was completed on July 12, 2021 and the Company issued a total of 291,290,416 senior convertible preferred shares for an aggregate amount of US$100 million. The Company also received a total of US$27.5 million as part of the second closing in November 2021. On June 14, 2021, the Company has also agreed with its convertible notes holders, including 58.com, TPG and Warburg Pincus, to convert their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company. On July 12, 2021, the conversion was completed and the related Class A ordinary shares were issued.

In addition, the Company entered into operating payables waiver agreements with several suppliers, pursuant to which the Company would be exempted from the repayment of other operating payables of approximately RMB120.4 million, under the conditions that the Company shall make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement. Looking forward, the Company continues to control its cash outflows by decreasing overall costs and expenses through the upgrade of its used car transaction process as well as streamlining its business operations with stringent cost control measures.

Considering all the actions mentioned above, the Company believes that its current cash and cash equivalents, cash considerations received from recent financing transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements for at least the next twelve months of operations since the issuance of the unaudited interim condensed consolidated financial statements.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the unaudited interim condensed consolidated financial statements and accompanying notes included all adjustments (consisting of normal recurring adjustments) considered necessary by management to a fair statement of the results of operations, financial position and cash flows for the interim periods presented. Interim results of operations are not necessarily indicative of the results for the full year or for any future periods. These financial statements should be read in conjunction with the annual financial statements and notes thereto also included herein.

The unaudited interim condensed consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Group’s consolidated financial statements for the year ended December 31, 2019 and 2020, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021. Principal accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

2.2 Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet all of the criteria to be classified as held for sale in accordance with ASC 205-20-45-1E Initial Criteria for Classification of Held for Sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset.

Once a disposed business meets the criteria of held for sales and be reported as a discontinued operation, According to ASC 205-20-45-10, in the period(s) that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities of the discontinued operation shall be presented separately in the asset and liability sections, respectively, of the Unaudited Interim Condensed Consolidated Balance Sheets.

In the Unaudited Interim Condensed Consolidated statements of comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately (Note 3).

The following accounting policies support the basis of presentation of the Divestiture Transactions disclosed in Note 1.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Discontinued operations (continued)

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the three months ended December 31, 2019. Results of operations related to the discontinued operations were recorded in loss from discontinued operations in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction contemplated under the definitive agreements was closed in April 2020. Results of operations related to discontinued operations were recorded in loss from discontinued operations in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

All transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

Variable interest entities

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Company operates online platforms that provide internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests are held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company which maintains the ability to control these PRC domestic companies is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of these PRC domestic companies and their subsidiaries. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Group’s subsidiaries (“Primary Beneficiaries”) are further described below.

Prior to the Divestiture Transactions, the Company primarily operated 2B and 2C online platforms through one of the VIEs, Youxin Hulian via the contractual agreements. In January 2015, the MIIT eliminates the restrictions on foreign ownership in the SHFTZ Notice for enterprises in Shanghai Pilot Free Trade Zone that provide online data processing and transaction processing services (operating E-commerce) under value-added telecommunications services. Certain of our eligible WFOE and subsidiary of WFOE, Yougu and Youhan applied for and obtained the VATS Licenses to conduct E-commerce in 2015 and 2016, and they have been operating our 2B and 2C online platforms since then. After the Divestiture Transactions, the continued operations will still be primarily operated by the Company’s subsidiaries.

Currently, Youxin Hulian and Yishouche hold the VATS Licenses for internet information services to operate other online platforms of the Company and they may hold equity interests of subsidiaries conducting business that are restricted with foreign ownership.

Loan Agreements

Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiary has granted interest-free loans to the relevant Nominee Shareholders of the relevant VIE with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. Only the Group’s relevant PRC subsidiary can require the Nominee Shareholder to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. And both parties have agreed that any proceeds from sale of the Nominee Shareholder’s equity interest in relevant VIE should be repaid to the Group’s relevant PRC subsidiary. The terms of the loan agreements are ten years and can be extended with the written consent of both parties before its expiration.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

Exclusive option agreements

The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, their respective Nominee Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIEs cannot sell, transfer, pledge or dispose, but not limit to the equity interest, significant assets, significant revenue and significant business. Also as agreed, the VIEs cannot declare any dividend or change capitalization structure of the VIEs and cannot enter into any loan or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders’ equity interest in relevant VIEs should be gratuitously paid to the Group’s relevant PRC subsidiaries or one or more person(s) at their discretion.

Power of attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed the Group’s relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to sale, transfer, pledge, or disposition of all or part of the Nominee Shareholders’ equity interests, and designation and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each Nominee Shareholder has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.

Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreement, the Group’s relevant PRC subsidiaries have agreed to provide to the VIEs services, including, but not limited to, development, maintenance and update software, design, installation, daily management, maintenance and updating of the network system, hardware and database design, marketing. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the complexity and difficulty of the services, title of and time consumed by employees, contents and value of the services, operation conditions and market price of the service provided. The agreement shall remain in full force and effect unless terminated in accordance with the provisions of this Agreement or terminated in writing by the Group’s relevant PRC subsidiaries.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of them to direct, indirect and derivate losses and anticipated profits of the PRC subsidiaries incurred in the event of default and to secure their obligations under the above agreements. The relevant PRC subsidiaries are entitled to have any dividends based on the pledged equity interest in relevant VIEs. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements and may not create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ pre-approval. In addition, the Group’s relevant PRC subsidiaries are entitled to purchase at a discount, auction or sell the equity interests pledged and have priority to obtain the proceeds from above auctions or sales, if an event of default happens. The equity pledge agreements will expire only when the Nominee Shareholders have completed all their obligations under the above agreements.

Risks in relation to the VIE structure

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their Nominee Shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, uncertainties in the interpretation and application of current and future PRC laws, regulations and rules could cause the Company’s current ownership structure to be found in violation of any existing or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, Nominee Shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

Risks in relation to the VIE structure (continued)

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that such entities will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating income or the income of affiliated Chinese entities, revoking business licenses or the business licenses of affiliated Chinese entities, requiring affiliated Chinese entities to restructure ownership structure or operations and requiring affiliated Chinese entities to discontinue any portion or all of value-added telecommunications, E-commerce and internet information services. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers there to be no assets of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB104.0 million as of March 31, 2021 and September 30, 2021, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

The following table sets forth the assets, liabilities and results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which are included in the Group’s unaudited interim condensed consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	March 31, 2021	September 30, 2021
	RMB	RMB

Cash and cash equivalents	299	112
Amounts due from Group companies	207,313	177,703
Accounts receivable, net	2,202	2,220
Other receivables, net	43,493	43,477
Prepaid expense and other current assets	2,514	4,480
Long-term investments	5,666	5,941
Property, equipment and software, net	3,531	3,240
Intangible assets, net	313	287
Total assets	265,331	237,460

Accounts payable	4	4
Amounts due to Group companies	815,459	792,812
Other payables and other current liabilities	65,472	63,327
Total liabilities	880,935	856,143

	Six months ended September 30,
	2020	2021
	RMB	RMB

Total revenues	1,539	1,153
Cost of revenues	(32)	(115)
Net loss	(2,160)	(3,079)

Net cash used in operating activities	(1,768)	(471)
Net cash generated from investing activities	134	284
Net cash generated from financing activities	249	—
Net decrease in cash and cash equivalents	(1,385)	(187)
Cash and cash equivalents at beginning of the period	1,852	299
Cash and cash equivalents at end of the period	467	112

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to, provision for credit losses for loan recognized as a result of payment under the guarantee and warrant liabilities.

2.5 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data

Level 3 — Unobservable inputs which are supported by little or no market activity

Financial instruments of the Company primarily comprise of cash equivalents, accounts receivable, loan recognized as a result of payment under the guarantee, current portion of long-term borrowings, accounts payable, guarantee liabilities, warrant liabilities and forward contract liabilities. As of March 31, 2021 and September 30, 2021, except for warrant liabilities and forward contract liabilities which are measured at fair value, the carrying values approximated their fair values because of their generally short maturities. The warrant liabilities and forward contract liabilities were recorded at the fair value at the inception date and classified within Level 3 measurement.

2.6 Foreign currencies

The Group uses Renminbi (“RMB”) as its reporting currency. The USD (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6 Foreign currencies (continued)

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income as a component of shareholders’ deficit.

2.7 Convenience translation

Translations of Unaudited Interim Condensed Consolidated Balance Sheets, the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss and the Unaudited Interim Condensed Consolidated Statements of Cash Flows from RMB into US$ as of and for the six months ended September 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4434 on September 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

2.8 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of generally three months or less.

2.9 Restricted cash

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Unaudited Interim Condensed Consolidated Balance Sheets. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the “Borrowers”) and the Company is required to provide a guarantee (Note 2.12 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding. Beginning in the three months ended December 31, 2019, the Group no longer provided loan facilitation related services through its online platform.

2.10 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the accompanying Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss. Total amount of used vehicles was RMB69.6 million and RMB291.8 million as of March 31, 2021 and September 30, 2021. The inventory provision was RMB4.7 million and RMB4.4 million as of March 31, 2021 and September 30, 2021, respectively.

2.11 Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. The Group makes specific allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance of accounts receivable was RMB14.1 million and RMB13.8 million as of March 31, 2021 and September 30, 2021, respectively.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Guarantee liabilities

Effective on January 1, 2020, the Company adopted ASU 2016-13 using the modified retrospective transition approach (Note 2.31). The initial adoption resulted in a recognition of a separate contingent liability in the full amount, in addition to financial guarantee liabilities measured under ASC 460. Subsequent to the initial adoption, the Company’s guarantee obligations are measured in separated two components (i) ASC 460 component and (ii) ASC 326 component. In accordance with ASC 460-10-30-5, both guarantee obligations and an allowance for credit losses (calculating using the current expected credit losses - CECL - impairment model) are recorded for financial guarantees in the scope of ASC 326. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using the CECL model per ASC 326 Financial Instruments - Credit Losses. Subsequent to the initial recognition, ASC 460 component is recorded in Other operating income in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss as the guarantor is released from the guaranteed risk by a systematic and rational amortization method, e.g. over the term of the loan. ASC 326 component is re-measured at each period end and recognized in (provision for)/reversal of credit losses in Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

As of March 31, 2021, and September 30, 2021, the amount of maximum potential future payment that the Group could be required to make under the guarantee were RMB146.4 million and RMB6.4 million, respectively. Based on management assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

2.13 Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Electronic equipment	3 years
Furniture	5 years
Vehicles and motors	4 years
Software	5 years
Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

The Company recognized the gain or loss on the disposal of property, equipment and software in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

2.14 Intangible assets, net

Intangible assets represent software copyright and supplier relationship acquired. These intangible assets are carried at acquisition cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives of the respective assets, which is usually 5 years.

Separately identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis in the fourth quarter, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Company adopted ASU No. 2017-04 starting January 1, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.

As of March 31, 2021 and September 30, 2021, impairment of goodwill was RMB13.2 million, respectively, and impairment was fully provided.

2.16 Long-term investments

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the earnings of the period.

The Company holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. No impairment of long-term investments was recognized for the six months ended September 30, 2020 and 2021.

2.17 Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the six months ended September 30, 2020 and 2021.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.18 Deferred revenue

Deferred revenue mainly represents warranty service program provided by the Company and the share of fee revenue earned by the appointed depositary of the Company. As of March 31, 2021 and September 30, 2021, the deferred revenue was RMB23.3 million and RMB20.0 million, respectively.

2.19 Warranty liabilities

Starting from March 2020, the Company provides one-year return policy for all vehicles sold through the Company’s platform, covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through the inspection program the Company provided. The Company accrues a warranty reserve for all vehicles sold through the Company’s platform, which includes the Company’s best estimate of the projected costs for returns under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company’s relatively short history of operations, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Company accumulates more actual data and experience in the future. As of March 31, 2021 and September 30, 2021, the warranty liabilities was RMB2.3 million recorded in the other payables and other current liabilities, respectively. Warranty expense is recorded as a component of sales and marketing expense in the Unaudited Interim Consolidated Statements of Comprehensive Loss.

2.20 Revenue recognition

Prior to the Divestiture Transactions occurred during 2019 and 2020 disclosed in Note 1, the Group used to primarily engage in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C). Revenues generated from these businesses were presented as three revenue streams as Transaction facilitation revenue and Loan facilitation revenue to consumers (2C), and Transaction facilitation revenue to business (2B). Meanwhile, the Group has been focusing more on the 2C cross-regional service business since second half of 2018. The cross-regional transactions mean transactions completed on the Company’s platform where the buyer completes the purchase of a car without having physically inspected the car on-site, which primarily comprise transactions where the buyer is located in a different city from which the car purchased. Whereas the 2C intra-regional transactions mainly include similar transactions when the consumers are located in the same city as where the cars are located.

Starting from the three months ended September 30, 2019, given the divestiture of 2C intra-regional business and loan facilitation service to Golden Pacer (Note 1), the Group modified its existing/surviving cross-regional service contract and no longer provides loan guarantee service. Therefore, cross-regional business is renamed as Online used car transaction to consumers. Accordingly, the revenues generated from the Online used car transaction are renamed as Commission revenue, and Value-added service revenue starting in the three months ended September 30, 2019 and beyond. Since September 2020, the Group started to shift to “inventory-owing” model where the Group build and sell its own inventory of used vehicles, and this model was further updated since March, 2021 as the Group started to acquire used vehicles directly from individuals. Since then, used vehicles sold directly to customers have been presented as Retail vehicle sales revenue, while used vehicles sold to wholesalers have been presented as Wholesale vehicle sales revenue.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition (continued)

For the divestiture of 2C business, the Group presented the results as discontinued operations for the year of 2019 and all the prior comparable periods. For the divestiture of 2B business, the Group presented the results as discontinued operations for all the periods presented (Note 3).

Besides these four main revenue streams, the Group has other revenue generated from the other services and businesses throughout all periods.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. To achieve that core principle, an entity should apply five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Company considered appropriate method to allocate the transaction price to each performance obligations, based on the relative standalone selling prices of the services provided. In estimating the standalone selling price for the services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, the Group considers selling prices of similar services. Revenue is recognized upon transfer of control of these promised services to a customer.

The Group, from time to time, provides incentives to consumers. These incentives are given in the form of discount coupon to consumers. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

Revenue is recorded net off cash incentives and value-added-tax collected from customers.

Online used car transaction services (formerly known as “2C cross-regional business”) after the divestiture of intra-regional business and loan facilitation business

The Company uses www.xin.com as its 2C online platform, which assists in publishing the used cars of car dealers (the “Dealer”) for consumers (the “Consumer”). The online used car business mainly includes three services as follows:

-	Broker transaction (or commission-related service): The Company provides used car purchase assistance, used car inspection services, title transfer and title registration service, as well as logistics service during the purchase process. The Company charges the Consumer the commission fees based on agreed percentage of final car sales price;
-	Value-added service: For the Consumers that have financing needs, the Company provides additional services to Consumers based on agreed amount or agreed percentages, including but not limited to the following:
1.	Channel service:
-	Uxin provides advice on financial solutions and refer Consumers to financing platforms
-	Uxin helps check the documents in relation to application of financial products prepared by Consumers
2.	Safety-guaranteed service:
-	Uxin provides GPS purchase and installation service
-	Uxin provides other assistances to Consumers if necessary, such as sharing the GPS trajectory when there is a car theft, etc.
3.	Mortgage service:
-	Uxin assists in mortgage registration process if needed
-	Uxin assists on the purchase of insurance policy offered by insurance company

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition (continued)

-	Warranty service: is provided for selected cars sold with Uxin’s authentication, e.g. for cars sold with “Uxin golden authentication”, the Group provides the Buyer with 30-day return due to significant issues that existed prior to deal close & 1-year or 20,000-kilemeter warranty service for qualified issues up to the car price; For cars sold with “Uxin silver authentication”, the Group provides the Buyer with 30-day return due to issues that existed prior to deal close & 6-month or 10,000-kilemeter warranty service for qualified issues up to RMB 20,000. Starting from March 2020, the Group provides Buyer with upgraded service with 1-year or 20,000-kilemeter warranty program and 1-year return policy (Note 2.18) for selected cars.

The Company determined the Consumer as customer of the online used car business in accordance with ASC 606, the Company collects the fees for both of the Broker transaction service and Value-added service from the Consumer, only. The Company may sell the Broker transaction service alone, but does not sell the Value-added service or warranty service individually or separately. These two services are sold together with the Commission-related service either separately or collectively. Each of these services is identified as a separate performance obligation. The Company allocates the transaction price to each of these performance obligations on a relative standalone selling price basis or market price, based on different type of the contract or combined contracts.

The Company recognizes both the Commission revenue from the Broker transaction service and the Value-added services upon the closing of car sale; For warranty service (6-month and 1-year types only), since the Consumer receives, consumes and benefits the warranty service simultaneously when the Company performs the service, therefore the Company recognizes the warranty revenue over the warranty period, i.e. 6-month or 1-year period. Revenue derives from value-added service and warranty service were collectively reported as Value-added service revenue on the Unaudited Interim Condensed Company’s the Unaudited Interim Consolidated Statements of Comprehensive Loss.

Vehicle sales business since September 2020

Retail vehicle sales business

The Company sells used vehicles directly to its customers through its ecommerce platform (www.xin.com). The Company procures used cars by analyzing the extensive user behavioral, used car and transactional data aggregated on its platform over the years. This enables the Company to selectively build its inventory of used cars with value-for-money performance and have greater flexibility in offering more competitive pricing to individual consumer (the “Consumer”).

The prices of used vehicles are set forth in the customer contracts at stand-alone selling prices which are agreed upon prior to delivery. The Company satisfies its performance obligation for used vehicles sales upon the Consumer’s physical acceptance of the used vehicles. The Company receives payment for used vehicle sales directly from the customer at the time of sale. Payments received prior to delivery or pick-up of used vehicles are recorded as Other payables and other current liabilities within the Unaudited Interim Consolidated Balance Sheets.

Wholesale vehicle sales business

The Company sells vehicles to wholesalers through offline dealership. These vehicles sold to wholesalers are primarily acquired from individuals that do not meet the Company’s retail standards to list and sell through its ecommerce platform, and therefore, sold through offline dealership. The Company satisfies its performance obligation and recognizes revenue for wholesale vehicle sales at a point in time when vehicle is sold. The payments are received when the vehicles are sold.

Others

Other revenue is mainly comprised of commissions earned from the Group’s financing and insurance partners as well as revenue from advertising and vehicle transportation revenue earned from the Group’s vehicle logistics business. Since September 2020, warranty service revenue is recorded in the Others.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition (continued)

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2021 and September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB5.4 million and RMB 4.0 million, respectively, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

2.21 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries and VIEs are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

Type of service	Applicable VAT rate (%)
Vehicle sales	0.5 - 6%
Commission	6%
Value-added service	6%
Other services	6%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 5% to 12% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the cost of revenue in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

2.22 Cost of revenues

Prior to September 2020, cost of revenues consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, etc. Cost of revenues in relation to 2B related business was reclassified as discontinued operations.

Starting from September 2020, the Company started to build its own used vehicles inventory. After then, cost of sales includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, advertising and promotion expenses and warranty expenses. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Due to the adoption of the inventory-owing model since September 2020, most salaries and benefits for employees engaged in aftersales services and costs relating to outbound logistics were classified as sales and marketing expense whereas before such costs were classified as cost of revenues.

Advertising costs are expensed as incurred and the total amounts charged to the Unaudited Interim Consolidated Condensed Statements of Comprehensive Loss amounted to approximately RMB81.7 million and RMB19.9 million for the six months ended September 30, 2020 and 2021, respectively.

2.24 Research and development expenses

Research and development expenses primarily consist of salaries and benefits expenses and depreciation of servers and computers relating to research and development.

All research and development costs are expensed as incurred. Software development costs required to be capitalized under ASC 350-40, Internal-Use Software, were not material to our unaudited interim condensed consolidated financial statements.

2.25 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.26 Share-based compensation

The Company follows ASC 718 to determine whether a share option or a restricted share unit should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent appraisers using management’s estimates and assumptions.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards. In accordance with ASU 2016-09, the Group made an entity-wide accounting policy election to account for forfeitures when they occur.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27 Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements, net operating loss carries forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of comprehensive loss in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

2.28 Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28 Business combinations and non-controlling interests (continued)

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquire immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

For the Company’s majority owned subsidiaries and consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net loss on the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss includes net loss attributable to non-controlling interests when applicable.

2.29 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities, including senior convertible preferred shares, if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. The dilutive effect of outstanding senior convertible preferred shares, options, warrants and forward contracts is reflected in the diluted net loss per share by application of the if-converted method and treasury stock method, respectively, if applicable. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

2.30 Operating leases

The Company applied ASC 842, Leases, on January 1, 2019 on modified retrospective basis and has elected not to recast comparative periods. The Company has elected the package of practical expedients on the adoption date, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Unaudited Interim Condensed Consolidated Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its Unaudited Interim Condensed Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.31 Provision for credit losses

The Company has several types of financial assets and liabilities that are subject to ASC 326’s new CECL model. The CECL reserves for credit loss represents the Company’s best estimate of the expected lifetime credit losses for accounts receivable, loans recognized as a result of payment under the guarantee, advance to sellers, other receivables, financial lease receivables and guarantee liabilities as of the balance sheet date. The adequacy of the reserves for credit losses is assessed quarterly; and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit loss reserves requires us to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date. The Company has lowered its forecasts on selected economic factors, such as GDP, to reflect the adverse impact of the COVID -19 pandemic.

Measurement of CECL reserve

The Company estimates its CECL reserve for different financial instruments using various methods including the probability-of-default method, the loss rate method, the roll rate method and the discounted cash flow method.

●	For guarantee liability, the probability-of-default method is used, where the lifetime CECL reserve is measured as the product of the ending balance and two key parameters, the lifetime Probability of Default (PD) and Loss Given Default (LGD). The calibration of PD and LGD starts with the Company’s historical information. Both are further adjusted to incorporate the impacts of macroeconomic conditions, recent portfolio performance, as well as the observed industry experience.
●	For loan recognized as a result of payment under the guarantee and financial lease receivables, the loss rate method is applied as the comprehensive product impact of PD and LGD.
●	The roll rate model is adopted for accounts receivable; while for some other receivables which cannot be pooled with financial assets with similar risk characteristics, the reserve for credit losses are evaluated on an individual basis using the discounted cash flow method.

Note that to incorporate the forward-looking impacts based on the Company’s best macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD, LGD, loss rates, and roll rates on a collective basis. The Company groups its financial instruments into pools by credit status, product types, accounts receivable aging schedule, collateral types and other risk characteristics as appropriate in the calibration and adjustments of these parameters.

Loan recognized as a result of payment under the guarantee

Assumptions Used: The credit loss allowance of Loan recognized as a result of payment under the guarantee based on the Company’s assumptions regarding:

●	Loss rate: The loss percentage of the outstanding balance. It considers the historical loss information, the recent performance of this portfolio, categories of credit status (normal, attention and secondary), the collateral, and the Company’s forecasts of selected macroeconomic factors.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.31 Provision for credit losses (continued)

Sensitivity Analysis:

Change in the assumptions would affect the allowance for credit loss of Loan recognized as a result of payment under the guarantee. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
Loss rate	+/- 100	7,332/ (7,332)

2.32 Recent accounting pronouncements

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact.

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The Company is currently evaluating the impact.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the three months ended December 31, 2019.

Results of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

Six months ended
September 30,
2020
RMB
Operating expenses
Impairment for net assets transferred	(420,000)
Total operating expenses	(420,000)

Loss from operations	(420,000)
Loss from the divestiture of 2C intra-regional and loan facilitation business	(14,745)
Loss from discontinued operations before income tax expense	(434,745)
Income tax expense	—
Net loss from discontinued operations	(434,745)

In the three months ended December 31, 2019, the Company transferred the legal titles of assets and liabilities in relation to the historically-facilitated loans for XW bank to Golden Pacer as one of the pre-closing conditions with no consideration exchanged. The transaction contemplated under the definitive and supplemental agreements was closed upon the signing of the supplemental agreements on April 23, 2020. Due to the legal titles of the assets and liabilities being transferred prior to year-end of 2019 while the transaction was not closed until April 23, 2020, these pre-transferred assets and liabilities were reclassified on a net basis under the name of “Net assets transferred” as of March 31, 2020. During the three months ended June 30, 2021, the “Net assets transferred” was further impaired in the value due to the ongoing negative impacts from the COVID-19 pandemic and the continuously deteriorated quality of the underlying pre-transferred net assets.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction was completed on April 14, 2020 for a total consideration of US$105.0 million, and a total of RMB736.0 million disposal gain was recognized from the divestiture of 2B business and was recorded in the discontinued operations.

Results of the discontinued operations of 2B business were as follows:

Six months ended
September 30,
2020
RMB

Transaction facilitation revenue	5,198
Cost of revenues	(1,384)
Gross profit	3,814

Operating expenses
Sales and marketing	(8,063)
General and administrative	(1,218)
Total operating expenses	(9,281)

Gain from the divestiture of 2B business	735,956
Net income from discontinued operations	730,489

The condensed cash flows of the discontinued operations of 2B business were as follows:

Six months ended
September 30, 2020
RMB

Net cash used in operating activities	(9,491)

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE

The third-party financing partners offer financing solutions to the Borrowers and the Group is required to provide a guarantee. In the event of a payment default from the Borrower, the Group is required to repay the monthly installment or full amount of outstanding loan to the financing partner as the guarantor. As such, the Group recognized loan receivables as a result of payment under the guarantee deducted by an allowance to its expected recoverable amounts in the unaudited interim condensed consolidated balance sheets.

	March 31,	September 30,
	2021	2021
	RMB	RMB
Loan recognized as a result of payment under the guarantee	1,362,556	863,516
Less: provision for credit losses	(1,182,609)	(733,169)
	179,947	130,347

An aging analysis of loan recognized as a result of payment under the guarantee is as follows:

	March 31,	September 30,
	2021	2021
	RMB	RMB
Up to 6 months	145,639	103,329
6 months to 12 months	307,224	6,871
Over 12 months	909,693	753,316
	1,362,556	863,516

The Company relies on the consumers’ credit history, loan-to-value ratio and other certain application information to evaluate and rank their risk on an ongoing basis. The credit grades represent the relative likelihood of repayment. Customers assigned a grade of “Normal” are determined to have the highest probability of repayment, customers assigned a grade of “Attention” are determined to have a lower probability of repayment, and customers assigned a grade of “Secondary” are determined to have a lowest probability of repayment. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers’ likelihood of repayment.

The balance of loan recognized as a result of payment under the guarantee by grade of monitored credit risk quality indicator as of March 31, 2021 and September 30, 2021 were listed as below:

	March 31,	September 30,
	2021	2021
	RMB	RMB

Normal	66,924	26,170
Attention	252,572	231,275
Secondary	1,043,060	606,071
	1,362,556	863,516

Loan recognized as a result of payment under the guarantee of RMB12.6 million was pledged as collateral for current portion of long-term borrowings of RMB27.1 million as of September 30, 2021 (Note 9).

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE (CONTINUED)

The movement of allowance for the six months ended September 30, 2020 and 2021 was as follows:

	Six months ended September 30,
	2020	2021
	RMB	RMB
Beginning balance of the period	(2,190,575)	(1,182,609)
Addition	(68,578)	—
(Provision for)/reversal of credit losses	(32,863)	1,174
Write-off	245,299	5,025
Bought out by certain non-bank financing institutions without recourse	—	428,947
Payments from the borrowers or other recoveries	819	14,294
Ending balance of the period	(2,045,898)	(733,169)

5. OTHER RECEIVABLES, NET

	March 31,	September 30,
	2021	2021
	RMB	RMB

Unreceived 2B disposal consideration (i)	—	87,432
Rental and other deposits	44,892	43,648
Deposits in non-bank financing partners (ii)	19,919	19,295
Staff advance	16,268	15,989
Others	49,926	48,408
	131,005	214,772
Less: provision for credit losses	(20,980)	(25,037)
	110,025	189,735

(i) As of March 31, 2021, unreceived 2B disposal consideration was recorded as “amounts due from related parties”. Since July 12, 2021, 58.com was no longer the Company’s related party, unreceived 2B disposal consideration was recorded as “other receivables, net” since then (Note 15).

(ii) In relation with the Company’s historically-facilitated loans for non-banking financial institutions, which were not transferred to Golden Pacer during the divestiture of loan facilitation related business (Note 3), the Company, as the guarantor, was required to deposit a separate guarantee fund with those financial institutions.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31,	September 30,
	2021	2021
	RMB	RMB
VAT-input deductible	71,989	51,234
Prepaid financial advisory service fee (i)	12,000	12,000
Prepaid consulting and professional service fees	6,495	9,374
Prepayment for used vehicles	4,689	7,769
Prepaid marketing expense	3,955	6,507
Prepaid rental expense	2,207	4,997
Others	6,501	3,784
	107,836	95,665

(i) The Company entered into a long-term strategic cooperation agreement with Golden Pacer in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer. As of September 30, 2021, RMB12.0 million was recorded in prepaid expenses and other current assets, and RMB30.0 million was recorded in other non-current assets.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	March 31,	September 30,
	2021	2021
	RMB	RMB

Cost
Leasehold improvement	167,073	173,267
Computer equipment	61,758	56,686
Software	26,018	26,018
Furniture	3,650	3,650
Vehicle and motor	2,254	2,254
Total property, equipment and software	260,753	261,875

Less: accumulated depreciation and amortization
Leasehold improvement	(159,103)	(162,215)
Computer equipment	(56,961)	(55,531)
Software	(11,561)	(12,752)
Furniture	(2,738)	(2,839)
Vehicle and motor	(1,084)	(1,352)
Total accumulated depreciation and amortization	(231,447)	(234,689)

Net book value	29,306	27,186

The total amounts charged to the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for depreciation and amortization expenses amounted to approximately RMB 28.8 million and RMB8.1 million for the six months ended September 30, 2020 and 2021, respectively.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	March 31,	September 30,
	2021	2021
	RMB	RMB

Equity investments accounted for using the equity method
Beijing Gangjian Shoubao Cultural Media Center LLP (“Gangjian Shoubao”)	4,500	4,500
Weiche Information Technology Co., Ltd. (“Weiche”)	1,167	1,441
	5,667	5,941

Equity investments accounted for using the measurement alternative
Jincheng	282,761	282,761

Total long-term investments	288,428	288,702

Major investments of the Company during the six months ended September 30, 2020 and 2021 are summarized as follows:

Equity investments accounted for using the equity method

Investment in Gangjian Shoubao

In April 2019, the Company invested in Gangjian Shoubao, focusing on advertising and media business. The Company is one of the limited partners and does not have control of the partnership. The investee has not started to operate yet.

Investment in Weiche

In May 2018, the Company invested in Weiche, a professional information technology company focusing on technology development and technology consulting service. The Company acquired 40% ordinary equity interest with a total consideration of RMB 3 million. The Company exercises significant influence in Weiche and therefore accounts for this as a long-term investment using equity method.

Equity investments accounted for using the measurement alternative

Investment in Jincheng

In September 2017, the Company invested in Jincheng, a professional consumer financial service company. The Company acquired 19% ordinary equity interest with a total consideration of RMB 233.0 million. The Company exercises significant influence in Jincheng and therefore accounted for this as a long-term investment using equity method. In early 2021, as the Group completed the divesture of its historical loan-facilitation business and, the Group proposed to Jincheng its desire to give up its board seat in Jincheng. The administration process was completed in March 2021. After that, the Group could no longer execute significant influence over Jincheng. The Group accounted for the investment using an alternative method measurement, and no remeasurement events were identified during the six months ended September 30, 2021.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. LONG-TERM BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of March 31, 2021 and September 30, 2021. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

	Fixed annual		March 31,	September 30,
Funding Partners	interest rate	Term	2021	2021
			RMB	RMB
Current portion of long-term borrowings	5.9%~8.0%	mature before December 31, 2021	79,560	27,063
Long-term borrowings	5.0%	mature on December 15, 2022	233,000	233,000
			312,560	260,063

Current portion of long-term borrowings of RMB27.1 million were secured by loan recognized as a result of payment under the guarantee of RMB12.6 million as of September 30, 2021 (Note 4).

The weighted average interest rate for the outstanding borrowings was approximately 5.9% and 5.3% as of March 31, 2021 and September 30, 2021, respectively.

10. GUARANTEE LIABILITIES

	March 31,	September 30,
	2021	2021
	RMB	RMB

Guarantee liabilities – stand ready	172	100
Guarantee liabilities – contingent (i)	2,269	466
	2,441	566

(i) Financial guarantees in the scope of ASC 460, Guarantees, are in the scope of CECL impairment model, and a contingent guarantee liability with an allowance for credit losses was recorded at the initial adoption and subsequently measured using CECL model.

The terms of the guarantee range from 2 years to 3 years.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.GUARANTEE LIABILITIES (CONTINUED)

The movement of guarantee liabilities – stand ready was as follows:

	Six months ended September 30,
	2020	2021
	RMB	RMB

Beginning balance of the period	207,997	172
Guarantee income (i) (Note 13)	(207,445)	(72)
Ending balance of the period	552	100

(i) In order to settle the Company’s remaining guarantee liabilities, the Company entered into a supplemental agreement on April 23, 2020 (the “2020 April Agreement”) with WeBank with regards to the Company’s historically-facilitated loans. Pursuant to the 2020 April Agreement, WeBank agreed to set a cap on the amount of cash the Company would use to fulfil its guarantee obligations from 2020 to 2022. Subsequently on July 23, 2020, the Company entered into another supplemental agreement (the “2020 July Agreement”) with WeBank, which amended and restated the 2020 April Agreement. Pursuant to the 2020 July Agreement, the Company paid an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the 2020 July Agreement, the Company was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Company made the instalments based on the agreed-upon schedule in the 2020 July Agreement.

Subsequently on June 21, 2021, the Company entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments was waived immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement was conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in Other operating income.

Pursuant to the 2021 June agreement, total settlement amount was RMB194.6 million as of September 30, 2021, out of which RMB141.2 million was recorded in “Consideration payment to WeBank, non-current”.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. OTHER PAYABLES AND OTHER LIABILITIES

The current and non-current portions of liabilities consist of the following:

	March 31,	September 30,
	2021	2021
	RMB	RMB
Accrued advertising expenses	305,217	190,465
Tax payables	77,862	74,832
Accrued service fee for IT and office support	114,762	65,900
Deposits	55,770	48,892
Accrued service fee for transaction support	80,740	45,177
Interest payable	39,280	45,014
Accrued salaries and benefits	46,991	32,724
Contract liabilities	9,121	5,964
Accrued legal proceedings and litigations	17,812	3,264
Others	40,748	39,998
	788,303	552,230

Other non-current liabilities
Advertising expense payables (i)	—	103,774
Long-term debt (Note 12)	—	939,734
	—	1,043,508

(i) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of the Company’s suppliers, in order to settle all payables, a total of RMB206.1 million, due to this supplier, as long as the Company makes payments on schedule, a total of RMB56.1 million, recorded as other non-current liabilities of September 30, 2021, will be waived after full payment is made by us. The last payment of RMB50 million will be made on December 31, 2022. Therefore, other non-current liabilities presented the present value of the last payment and the contingently waived amount.

Additionally, the Company also entered into other supplemental agreements with two other suppliers in June 2021. One supplemental agreement was fully settled in August 2021 and a total of RMB 6.2 million was recorded in other operating income. The remaining amount of RMB 9.8 million, recorded as other payables and other current liabilities of September 30, 2021, would be waived after all instalment pursuant to contractual payment schedule contained in the supplemental agreement is made by the Company, which was settled in November 2021 subsequently.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. CONVERTIBLE NOTES

	March 31,	September 30,
	2021	2021
	RMB	RMB

2024 Notes	1,614,040	—

Description of 2024 Notes

The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million on June 10, 2019 bearing 3.75% interest rate per annum due on June 9, 2024 (“2024 Notes”). Early redemption is permitted if requested by holders in advance in writing three years after June 9, 2019. 2024 Notes may be converted, at an initial conversion rate of 323.6246 ADSs per US$1,000 principal amount of the 2024 Notes (which represents an initial conversion price of US$3.09 per ADS) upon maturity.

The Company accounted for 2024 Notes as a single instrument each. The value of the 2024 Notes is measured by the cash received.

On June 14, 2021, the Company entered into agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest in the Company’s senior convertible preferred shares a total of up to US$315 million in the Company. As one of the pre-closing conditions of the new round financing, on the same day, the Company entered into a supplemental agreement with the 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount, a total of US$ 69 million, would be automatically converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share (US$3.09 per ADS) upon the first closing date of the new round of financing. On July 12, 2021, date of the issuance of senior convertible preferred shares, the aforementioned conversion was completed, and related Class A ordinary shares were issued. The remaining principal amount, a total of US$ 161 million, was also modified to be repaid by instalments by us from July 2021 to June 2024, recorded as other non-current liabilities, and the 2024 Notes holders are not able to execute conversion rights anymore.

Additionally, interest terms were modified, such that the 2024 Notes bear no interest from the original issuance date and going forward. The modifications to the 2024 Notes were accounted for as a troubled debt restructuring and resulted in an economic gain of RMB116.9 million (US$18.0 million). RMB 55.9 million (US$ 8.6 million) of the gain related to non-equity holders of the Company was recorded in the “fair value impact of the issuance of senior convertible preferred shares” in the statement of comprehensive loss, and RMB 61.0 million (US$ 9.4 million) of the gain related to equity holders of the Company was recorded to additional paid-in capital.

13. OTHER OPERATING INCOME, NET

	Six months ended September 30,
	2020	2021
	RMB	RMB

Gains from waiver of operating payables (Note 11)	—	49,141
Guarantee income (Note 10)	207,445	72
Others	6,351	(2,341)
	213,796	46,872

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. OPERATING LEASE

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years.

Supplemental unaudited interim condensed consolidated balance sheets information related to leases were as follows:

	March 31,	September 30,
	2021	2021
	RMB	RMB
Right-of-use assets	46,829	39,388
Operating lease liabilities - current	11,657	17,894
Operating lease liabilities – non-current	34,365	12,362
Total operating lease liabilities	46,022	30,256

Weighted average remaining lease term	4.33	2.53
Weighted average discount rate	5.40%	5.22%

Total operating lease costs were RMB26.3 million for the six months ended September 30, 2020 including RMB23.0 million recorded from continuing operating and RMB3.3 million from discontinued operations. Total short-term lease costs were RMB7.7 million for the six months ended September 30, 2020, including RMB4.4 million recorded from continuing business and RMB3.3 million from discontinued operations.

Total operating lease costs were RMB7.4 million for the six months ended September 30, 2021.Total short-term lease costs were RMB1.3 million for the six months ended September 30, 2021.

Supplemental cash flow information related to leases in both continuing and discontinued operations were as follows:

	Six months ended September 30,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	7,670	14,405
Right-of-use assets obtained in exchange for operating lease liabilities	58,554	23,628

Maturities of operating lease liabilities are as follows:

September 30, 2021
RMB
Remaining months of 2021	—
2022	19,142
2023	7,246
2024	5,886
Total operating lease payments	32,274
Less: imputed interest	(2,018)
Total lease liabilities	30,256

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2021:

Name of related parties	Relationship with the Group

58.com	2024 Notes holder who appointed one of the Board members of the Company before July 12, 2021
NIO Capital and Joy Capital	Holders of senior convertible preferred shares

Except for 2024 Notes balance as disclosed in details of related party balances as of March 31, 2021 (Note 12), and senior convertible preferred shares, warrants and forward contracts issued to NIO Capital and Joy Capital (Note 17), transactions for the six months ended September 30, 2020 and 2021 are as follows:

Amounts due from related party

	March 31,	September 30,
	2021	2021
	RMB	RMB
Consideration receivables, net (Note 3)
58.com	129,383	—

Amounts due to related party

	March 31,	September 30,
	2021	2021
	RMB	RMB

Unpaid advertising expenses
58.com	69,434	—

Transactions with related party

	Six months ended September 30,
	2020	2021
	RMB	RMB

Advertising service provided by the related party
58.com	61,541	—

Service provided to the related party
58.com	6,707	176

Gain from the divestiture of 2B business (Note 3)
58.com	735,956	—

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” or “Software Enterprises”.

Youxinpai (Beijing) Information Technology Co., Ltd. (“Youxinpai”) and Youfang (Beijing) Information Technology Co., Ltd. (“Youfang”) have been qualified as “high and new technology enterprise” (“HNTE”) and enjoys a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments shall be calculated from the profit-making year, and the enterprise was exempted from CIT in 2016 and 2017, and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020. Since 2021, Youxin Hulian has been qualified as HNTE and enjoys a preferential income tax rate of 15% from 2020 to 2022.

Tax holiday had no impact as there is no taxable profit for Youxinpai, Youxin Hulian and Youfang for the six months ended 2020 and 2021. The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss during the six months ended September 30, 2020 and 2021 are as follows:

	Six months ended September 30,
	2020	2021
	RMB	RMB

Current income tax expense	(32)	—
Deferred income tax expense	—	—
	(32)	—

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS

In June 2021, the Company entered into shares subscription agreements, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$ 315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, the Company also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$ 165 million which was included in the aforementioned US$ 315 million. Each investor will be able to exercise the warrants within 18 months of the first closing date. The second closing in the amount of US$ 50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions. In November 2021, the Company completed the second closing of US$27.5 million through the issuance of a total of 80,104,865 senior convertible preferred shares and cash was received. Both investors still retain their rights to purchase the senior convertible preferred shares for the remaining amount of US$22.5 million.

The major rights, preferences and privileges of the senior convertible preferred shares are as follows:

Conversion rights

Each senior convertible preferred share shall be convertible, at any time and from time to time from and after the applicable original issue date. The conversion price for each senior convertible preferred share shall be US$0.3433 per Class A ordinary share or US$1.03 per ADS. The conversion price is adjusted in the occurrence of a) share dividends and share splits; b) subsequent equity sales; c) subsequent rights offerings.

Voting rights

Holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred shares could be converted.

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on an as-converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until September 30, 2021.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each senior convertible preferred shareholder shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to one hundred and fifty percent (150%) of stated value, or US$ 0.3433, per senior convertible preferred share held by such holder, plus any accrued and unpaid dividends, before any distribution or payment shall be made to the holders of any junior securities.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Redemption Rights

At any time and from time to time, upon written notice of each holder of senior convertible preferred share, the Company shall redeem all or part of the senior convertible preferred share held by such holder at the redemption price (as defined below), provided that any of the following events occurs: (i) any material breach of any of the representations, warranties or covenants by the Company; (ii) any conviction of breaches or violation of Applicable Law by the Company which is reasonably expected to have a material adverse effect; (iii) during the principal lock-up period, all or part of the 40,809,861 Class B ordinary shares held by the principal parties shall be subject to enforcement, foreclosure, freezing order or other judicial measures; (iv) the principal’s employment with the Company shall be terminated for whatever reason; (v) the Company shall fail to have available a sufficient number of authorized and unreserved Class A ordinary shares to issue to such holder upon a conversion hereunder; (vi) there shall have occurred a bankruptcy event; (vii) the ADSs shall fail to be listed or quoted for trading on a trading market for more than five (5) Trading Days, which need not be consecutive trading days; (viii) the electronic transfer by the Company of ADSs through the depository trust company or another established clearing corporation is no longer available or is subject to a “chill”.

Redemption price is defined as sum of the aggregate amount of the stated value (as adjusted for any share dividends, combinations, splits, recapitalizations and the like), plus an amount accruing at a compound annual rate of eight percent (8%) of such stated value for a period of time commencing from the original issue date and ending on the redemption closing date plus any accrued but unpaid dividends.

Accounting for senior convertible preferred share and warrants

The Company classified the senior convertible preferred shares in the mezzanine equity section of the consolidated balance sheets because certain redemption features allow the senior convertible preferred shareholders to force the Company to redeem the preferred shares and therefore, the senior convertible preferred shares are considered contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The senior convertible preferred share is carried at the amount recorded at inception and no accretion to the redemption value is needed until it becomes probable that the preferred shares will become redeemable. Continual evaluation is performed to assess whether probable of becoming redeemable.

The Company classified the warrants in the warrant liabilities and recorded at fair value initially with subsequent changes in fair value recorded in the profit and loss as warrants issued with redeemable share are liabilities within the scope of ASC 480. Warrants issued in connection with debt or equity, if the warrants are classified as a liability and recorded at fair value with changes in fair value recorded in the profit and loss, then the proceeds should be allocated first to the warrants based on their fair value (not relative fair value). The residual should be allocated to the base debt or equity instrument. Therefore, all proceed was allocated to warrants on July 12, 2021  as the fair value of the warrant on that day was higher than total proceed received and resulted in nil amount recorded in mezzanine equity. Besides, financial liabilities that are required to be measured at fair value should be recorded at fair value with the excess of the fair value over the net proceeds received recognized as a loss in the profit and loss.

The Company classified the obligation for the second closing as forward contract liabilities as the investors were obligated to purchase and the Company was required to issue the shares within that twelve-month period since the first closing date. Forward contract liabilities were recorded at fair value initially with subsequent fair value changes to be recorded through profit and loss.

As a result, total fair value impact during the six months ended September 30, 2021 was RMB1,710.8 million (US$265.4 million) and recorded under Fair value impact of the issuance of senior convertible preferred shares.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The roll forward of Level 3 liabilities, including both warrant liabilities and forward contract liabilities, is as following:

Six months ended
September 30,
2021
RMB

Fair value of Level 3 liabilities at the beginning of the period	—
Issuance of warrants and forward contract	3,186,295
The change in fair value of the liabilities	(824,568)
Foreign currency translation	1,523
Fair value of Level 3 liabilities at the end of the period	2,363,250

The forward contract and warrant are not traded in an active securities market. In terms of forward contract, discounted cash flow model was applied to estimate its fair value using the risk-free interest rate as the discount rate.

For the warrant, with the assistance from an independent valuation firm, the Company estimated its fair value using the Black-Scholes option pricing model using the following main assumptions:

September 30,
2021

Risk-free interest rate	0.12%
Expected volatility	43.08%
Dividend yield	0%
Expected term (in years)	1.28
Fair value of underlying senior convertible preferred share	US$0.92

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. ORDINARY SHARES

As of March 31, 2021 and September 30, 2021, 10,000,000,000 and 9,000,000,000 ordinary shares had been authorized respectively. A total of 1,186,236,986 ordinary shares, par value US$0.0001 per share, consists of 1,145,427,125 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of September 30, 2021. A total of 1,112,431,559 ordinary shares, par value US$0.0001 per share, consists of 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2021. 40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power (one share with ten votes) granted to Mr. Kun Dai, Founder and CEO of the Group, upon the completion of the IPO.

The Company issued and granted 17,742,890 restricted shares to Mr. Kun Dai on May 14, 2018. The restricted shares were vested immediately upon consummation of the IPO. On May 25, 2018, one of the Company’s executive officers exercised his vested stock options to acquire 3,333,330 ordinary shares of the Company. In addition, the Company also offered vesting acceleration to that executive officer’s 1,666,670 unvested stock options on May 25, 2018 and the executive officer also exercised such stock options to acquire 1,666,670 ordinary shares of the Company. Besides of which, certain option holders exercised their stock options and acquired 3,479,505 ordinary shares.

Immediately prior to the completion of the IPO, all classes of preferred shares of the Company were converted and redesignated as 743,343,820 Class A ordinary shares on a one-for-one basis, all ordinary shares of the Company were redesignated as Class B ordinary share. Mr. Kun Dai, founder, chairman and chief executive officer of the Company, will be deemed to beneficially own all of our issued Class B ordinary shares

On June 27, 2018, the Company completed its IPO on NASDAQ Global Select Market. The Company offered 75,000,000 Class A ordinary shares which represented 25,000,000 ADS.

Pursuant to an agreement entered into by the Company with Mr. Kun Dai and Xin Gao Group on May 28, 2018, Mr. Kun Dai and Xin Gao Group agreed to surrender and deliver 37,990,839 shares held by Xin Gao Group to the Company, and the Company agreed to accept these surrendered shares to settle all the outstanding principal and interest accrued of the loan due from Xin Gao Group, Mr. Kun Dai and Gao Li Group.

Fairlubo Share Swap represents the issuance of 13,026,713 Class A ordinary shares upon the conversion of Fairlubo shares held by certain Fairlubo shareholders upon completion of this offering, at an initial public offering price of US$9.00 per ADS.

On July 23, 2020, certain convertible notes holders, including PacificBridget Diamond, amended the terms of the convertible notes in an aggregate principal amount of US$50 million that the Company issued between July and November 2019, and a total of RMB121.1 million inducement charge was recorded due to the amendment of conversation price. Those convertible notes holders converted all the convertible notes it held into 136,279,973 Class A ordinary shares.

On October 6, 2020, the Company separately entered into definitive agreements with two investors, pursuant to which the Company issued and sold an aggregate of 84,692,839 Class A ordinary shares to these investors through private placements for an aggregate purchase price of approximately US$25 million. The transaction was closed in October 2020.

In June 2021, the Company entered into a supplemental agreement with 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount would be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and a total of 66,990,291 Class A ordinary shares were issued.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION

On March 26, 2013, the Company adopted the 2013 Stock Incentive Plan (“2013 Plan”).

Under the 2013 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2013 Plan shall be 34,275,990 shares. On November 13, 2015, the Company increased the maximum number of shares available for grants of awards to 40,942,650. On April 20, 2016, the Company increased the maximum number of shares available to 65,000,000.

On February 14, 2018, the Company adopted the 2018 Amended and Restated Share Incentive Plan (“2018 Plan”) and replaced 2013 Plan. Under the 2018 Plan, the Company increased the maximum number of shares available to 87,742,890.

On November 19, 2018, the Company amended and restated the 2018 Plan, and renamed it 2018 Second Amended and Restated Incentive Plan (“2018 Second Plan”). Under the 2018 Second Plan, the Company increased the maximum number of shares available to 102,040,053.

Stock options granted to an employee under the 2018 Second Plan are generally be exercisable upon the Company completes a Qualified IPO or a defined Corporate Transaction (i.e. change of control, etc.) and the employee renders service to the Company in accordance with a stipulated service schedule. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service.

For the Company’s key management grantee, the vested stock options granted could be retained and be exercised until the earlier of (i) any day commencing from the day that is six (6) months prior to the anticipated consummation of an IPO, or (ii) the day immediately prior to the consummation of a Corporate Transaction before March 26, 2023. For the Company’s employee grantee, prior to the Company completes a Qualified IPO or Corporate Transaction, the stock options granted to the employee shall be forfeited three months after termination of employment of the employee. The Company’s key management, management and employee grantees are collectively hereafter referred to as “Grantees”.

The Company accounted for the share-based compensation costs using an acceleration method over the requisite service period for the award based on the fair value on their respectively grant date.

Option modification

On September 22, 2019, the Company’s board of directors approved a reduction in the exercise price for all outstanding options previously granted by the Company with any exercise prices which were higher than US$1.03 per ordinary share, up to US$3.00 per ordinary share, to US$1.03 per ordinary share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. The Company accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded during the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and would be recorded over the remaining service period.

The Company granted 3,658,725 and 352,338 stock options to Grantees for six months ended September 30, 2020 and 2021, respectively.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the stock options activity for the six months ended September 30, 2020 and 2021:

			Weighted
		Weighted-	average		Weighted
		average	remaining	Aggregate	average fair
	Number of	exercise	contractual	intrinsic	value of
	shares	price	term	value	options
		US$	YEARS	US$’000	US$

Outstanding as of March 31, 2020	32,330,838	1.79	6.81	25,530.99	1.58

Granted	3,658,725	0.03	—	—	0.46
Forfeited	(3,351,726)	1.34	—	—	2.51
Exercised	(1,944,555)	0.07	—	—	0.41

Outstanding as of September 30, 2020	30,693,282	1.74	6.69	2,413.68	1.42

Outstanding as of March 31, 2021	25,754,673	1.79	6.18	3,974.57	1.20

Granted	306,513	0.003	—	—	1.31
Forfeited	(1,545,909)	2.10	—	—	3.97
Exercised	(6,769,311)	0.36	—	—	0.67

Outstanding as of September 30, 2021	17,745,966	0.61	6.10	6,635.78	1.16
Vested and expected to vest as of September 30, 2021	17,745,966	0.61	6.10	6,635.78	1.16
Exercisable as of September 30, 2021	16,080,702	0.58	6.19	5,300.96	1.36

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

Prior to the initial public offering, in determining the grant date fair value of ordinary shares for purposes of recording share-based compensation in connection with employee stock options, the Company, with the assistance of independent appraisers, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, the Company’s financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the ‘‘Level B’’ recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

The Company, with the assistance of an independent appraisers, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value. The Company and its appraisers considered the market and cost approaches as inappropriate for valuing ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by the business operations. Consequently, the Company and its appraisers relied solely on the income approach in determining the fair value of the ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to the Company.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION (CONTINUED)

The income approach involves applying discounted cash flow analysis based on the Company’s projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires the Company to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The Company’s projected revenues were based on expected annual growth rates derived from a combination of its historical experience and the general trend in this industry. The revenue and cost assumptions the Company used are consistent with its long-term business plan and market conditions in this industry. The Company also has to make complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of grant. Other assumptions the Company used in deriving the fair value of its equity include:

●	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions in China;
●	no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent;
●	the Company has the ability to retain competent management and key personnel to support our ongoing operations; and
●	industry trends and market conditions for the used car e-commerce businesses will not deviate significantly from current forecasts.

After initial public offering in June 2018, the fair value of ordinary shares is determined by the closing market price of the ordinary shares on the relevant grant dates.

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Six months ended September 30,
	2020	2021
Expected volatility	46%~51%	43%~63%
Risk-free interest rate (per annum)	0.1%~0.7%	0.2%~1.3%
Exercise multiple	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%
Contractual term (in years)	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

The Company granted 51,018 and 45,825 restricted shares to Grantees for the six months ended September 30, 2020 and  2021, respectively.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the restricted shares activity for September 30, 2021:

		Weighted average
	Number of	grant date fair
	shares	value per share
		US$
Unvested as of March 31, 2020	33,334	2.26

Granted	51,018	0.48
Vested	(84,352)	1.18

Unvested as of September 30, 2020	—

Unvested as of March 31, 2021	—

Granted	45,825	1.07
Vested	(45,825)	1.07

Unvested as of September 30, 2021	—

Total share-based compensation cost for the restricted shares amounted to US$0.04 million and US$0.05 million (equivalent to RMB0.3 million) for the six months ended September 30, 2020 and 2021, respectively.

20. SEGMENT INFORMATION

Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance.

The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as Uxin’s Chief Executive Officer.

The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The Group primarily generates its revenues in China, and assets of the Company are also primarily located in China. Accordingly, no geographical segments are presented.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, accounts receivable, loan recognized as a result of payment under the guarantee, and financial lease receivables. The carrying value of accounts receivable, and financial lease receivables approximate their fair value which are considered a Level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a Level 2 measurement.

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment and, intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

The equity investment without readily determinable fair value was recorded at fair value only if an impairment or observable price adjustment was recognized in the current period. If an impairment or observable price adjustment was recognized on the equity investment during the period, the Company classified these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its warrant liabilities and forward contract liabilities at fair value on a recurring basis. As the Company’s warrant liabilities and forward contract liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant liabilities and forward contract liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the six months ended September 30, 2021.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of September 30, 2021:

	September 30, 2021
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB

Liabilities:
Warrant liabilities	—	—	1,815,265	1,815,265
Forward contract liabilities	—	—	547,985	547,985
	—	—	2,363,250	2,363,250

Refer to Note 17 for additional information about warrant liabilities and forward contract liabilities measured at fair value on a recurring basis for the six months ended September 30, 2021.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. NET LOSS PER SHARE

Basic and diluted net loss per share from continuing operations for each of the periods presented are calculated as follows:

	Six months ended September 30,
	2020	2021
	RMB	RMB
Basic net loss per share from continuing operations
Numerator:
Net loss from continuing operations	(411,304)	(1,783,786)
Less: net loss from continuing operations attributable to non-controlling interests shareholders	(7)	—
Net loss from continuing operations, attributable to UXIN LIMITED	(411,297)	(1,783,786)

Net loss attributable to ordinary shareholders from continuing operations	(411,297)	(1,783,786)

Denominator:
Weighted average number of ordinary shares outstanding - basic	997,541,095	1,177,159,051

Net loss per share from continuing operations attributable to ordinary shareholders, basic	(0.41)	(1.52)

Diluted net loss per share from continuing operations
Numerator:
Net loss attributable to ordinary shareholders from continuing operations	(411,297)	(1,783,786)
Add: the change in fair value of warrant liabilities	—	(636,067)
Add: the change in fair value of forward contract liabilities	—	(188,501)
Diluted net loss from continuing operations attributable to ordinary shareholders	(411,297)	(2,608,354)

Denominator:
Weighted average number of ordinary shares outstanding - basic	997,541,095	1,177,159,051

Weighted average effect of potential dilutive securities outstanding from continuing operations
Warrants	—	145,734,952
Forward contract	—	44,162,106
Weighted average number of ordinary shares outstanding from continuing operations - diluted	997,541,095	1,367,056,109

Net loss per share from continuing operations attributable to ordinary shareholders, diluted	(0.41)	(1.91)

As the Company incurred losses from continuing operations for the six months ended September 30, 2020 and 2021, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share from continuing operations of the Company, pursuant to ASC 260, “Earnings Per Share”. The weighted-average numbers of senior convertible preferred shares, convertible notes, and options granted excluded from the calculation of diluted net loss per share from continuing operations of the Company of the respective period were as follows:

	Six months ended September 30,
	2020	2021
Senior convertible preferred shares	—	128,931,823
Outstanding weighted average stock options	4,426,359	6,216,905
Convertible notes	223,300,971	—
	227,727,330	135,148,728

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB38.4 million and RMB12.4 million for the six months ended September 30, 2020 and 2021, respectively.

24. CONTINGENCIES AND COMMITMENTS

Contingencies

During 2020, one corporate customer of the Group’s divested 2B business filed lawsuit against the Group relating to disputes with respect to Group’s non-execution of certain contracts signed with the customer. The Group is still unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss, if any, given the current status of the litigation. No accrual has been recorded by Group as of March 31, 2021 and September 30, 2021 in respect of this case.

Commitments

The Company and Changfeng County Government of Hefei City (“Hefei”) entered into a strategic partnership on September 24, 2021 to jointly invest in and build a used car inspection and reconditioning center. Total investment would be RMB2.5 billion (including the investment of both Hefei and the Company).

25. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents.

The Group deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions and financing partners have high credit quality.

Substantially all revenue was derived from customers located in China. No single customer accounted for more than 10% of the Company’s consolidated revenue in any of the periods presented.

UXIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SUBSEQUENT EVENTS

In November 2021, the Company completed the second closing of US$27.5 million with NIO Capital and Joy Capital through the issuance of a total of 80,104,865 senior convertible preferred shares and cash was received. NIO Capital and Joy Capital still retain their rights to purchase the senior convertible preferred shares for the remaining amount of US$22.5 million. In addition, Joy Capital agreed to lend the Company such amount of RMB equivalent to US$17.5 million, free of interest, which is due at the same time as Joy Capital exercises its right to purchase the remaining amount of US$17.5 million in connection with the second closing.

In December 2021, the Company issued certain restricted share units with market conditions to certain management. The market conditions are satisfied upon the Company’s achievement of certain specified market capitalization.

27. STATUTORY RESERVES

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the six months ended September 30, 2020 and 2021, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.